

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Mr. Harald Weisshaupt
Chief Executive Officer
AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, California 90670

Re: **AuraSound, Inc.**
        Preliminary Information Statement on Schedule 14C
        Filed December 9, 2010
        File No. 000-51543

Dear Mr. Weisshaupt:

We have limited our review of your filing to those issues we have addressed in our comment below.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or the information you provide in response to this comment, we may have additional comments.

Outstanding Issues

1.   From our review of your preliminary information statement, it appears you are increasing your authorized shares of common stock from 16,666,667 to 100,000,000 to have sufficient shares to comply with the GGEC Transaction and the ASI Transaction. Therefore, it appears you should provide the applicable information required under Items 11, 13 and 14 under Note A of Schedule 14A that applies to your information statement under Item 1 of Schedule 14C. Please advise and revise as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the federal securities laws and applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Groff, Attorney-Advisor, at (202) 551-3458 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director

cc: Via facsimile to (949) 419-1202
        Aman Singha, Esq.